SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 2)*

Spark Networks, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

84651P100

(CUSIP Number)

Osmium Partners, LLC

300 Drakes Landing Road, Suite 172

Greenbrae, CA 94904

Attention: John H. Lewis

Telephone: (415) 785-4044

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 21, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☒

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

Page 1 of 11 Pages

CUSIP No.: 84651P100

1.	Name of reporting person S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON John H. Lewis
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds PF
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power – 325,352
	8	Shared voting power – 3,050,210
	9	Sole dispositive power – 325,352
	10	Shared dispositive power – 3,050,210
11	Aggregate amount beneficially owned by each reporting person 3,375,562
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 14.1%
14	Type of reporting person IN

Page 2 of 11 Pages

CUSIP No.: 84651P100

1	Name of reporting person S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Osmium Partners, LLC
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds AF
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power – 0
	8	Shared voting power – 3,050,210
	9	Sole dispositive power – 0
	10	Shared dispositive power – 3,050,210
11	Aggregate amount beneficially owned by each reporting person 3,050,210
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 12.8%
14	Type of reporting person IA, OO

Page 3 of 11 Pages

CUSIP No.: 84651P100

1	Name of reporting person S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Osmium Capital, LP
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds WC
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power – 0
	8	Shared voting power – 1,255,468
	9	Sole dispositive power – 0
	10	Shared dispositive power – 1,255,468
11	Aggregate amount beneficially owned by each reporting person 1,255,468
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 5.2%
14	Type of reporting person PN

Page 4 of 11 Pages

CUSIP No.: 84651P100

1	Name of reporting person S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Osmium Capital II, LP
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds WC
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power – 0
	8	Shared voting power – 1,197,699
	9	Sole dispositive power – 0
	10	Shared dispositive power – 1,197,699
11	Aggregate amount beneficially owned by each reporting person 1,197,699
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 5.0%
14	Type of reporting person PN

Page 5 of 11 Pages

CUSIP No.: 84651P100

1	Name of reporting person S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Osmium Spartan, LP
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds WC
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power – 0
	8	Shared voting power – 327,743
	9	Sole dispositive power – 0
	10	Shared dispositive power – 327,743
11	Aggregate amount beneficially owned by each reporting person 327,743
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 1.4%
14	Type of reporting person PN

Page 6 of 11 Pages

CUSIP No.: 84651P100

1	Name of reporting person S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Osmium Diamond, LP
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds WC
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power – 0
	8	Shared voting power – 269,300
	9	Sole dispositive power – 0
	10	Shared dispositive power – 269,300
11	Aggregate amount beneficially owned by each reporting person 269,300
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 1.1%
14	Type of reporting person PN

Page 7 of 11 Pages

EXPLANATORY NOTE

This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) is being filed with respect to the Reporting Persons beneficial ownership of common stock, par value $0.001 per share, of Spark Networks, Inc. (“Spark Networks” or the “Issuer”). This Amendment No. 2 supplements the Schedule 13D previously filed on December 6, 2013 (the “Schedule 13D”) as amended by Amendment No. 1 filed on January 16, 2014 (“Amendment No. 1”). Each Item below amends and supplements the information disclosed under the corresponding Item of the Schedule 13D. Unless otherwise indicated herein, capitalized terms used but not defined in this Amendment No. 2 shall have the same meaning herein as are ascribed to such terms in the Schedule 13D, as amended by Amendment No. 1. Except as set forth herein, this Amendment No. 2 does not modify any of the information previously reported by the Reporting Persons in the Schedule 13D, as amended by Amendment No. 1.

ITEM 4. Purpose of Transaction.

The Reporting Persons purchased the Common Stock based on the belief that such securities, when purchased, were undervalued and represented an attractive investment opportunity. Although no Reporting Person has any specific plan or proposal to acquire or dispose of the Common Stock, consistent with its investment purpose, each Reporting Person at any time and from time to time may acquire additional Common Stock or dispose of any or all of its Common Stock depending upon an ongoing evaluation of the investment in the Common Stock, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Persons, and/or other investment considerations. The purpose of the acquisitions of the Common Stock was for investment, and the acquisitions of the Common Stock were made in the ordinary course of business and were not made for the purpose of acquiring control of the Issuer.

Consistent with their investment purpose, the Reporting Persons may engage in communications with one or more stockholders of the Issuer, one or more officers of the Issuer and/or one or more members of the board of directors of the Issuer and/or one or more representatives of the Issuer regarding the Issuer, including but not limited to its operations, and plans of the Reporting Persons. On December 5, 2013, Mr. Lewis spoke with representatives of the Issuer expressing his desire to be added immediately to the Board of Directors of the Issuer (the “Board”).

On February 21, 2014, the Reporting Persons, through stockholder of record Fund I, pursuant to Section 2.9 of the Amended and Restated Bylaws, as amended, of the Issuer (the “Bylaws”), delivered to the Issuer a letter (the “Nomination Letter”) containing advance notice of stockholder nominations and proposals to be brought before the Issuer’s 2014 annual meeting of stockholders (the “2014 Annual Meeting”). By this Nomination Letter, the Reporting Persons submitted:

(i) nominations for the following four (4) candidates for election to the Board: Stephen J. Davis, Michael J. McConnell, Walter L. Turek, and Mr. Lewis (collectively, the “Stockholder Nominees”); and

(ii) notice of the following three (3) proposals to be brought before the 2014 Annual Meeting (the “Stockholder Proposals”):

1.	Amendment of each of the Issuer’s Amended and Restated Certificate of Incorporation and the Bylaws to permit the Issuer’s stockholders to act by written consent in lieu of action at an annual or special meeting of the Issuer;

2.	Amendment of the Bylaws to permit beneficial holders of the Issuer’s stock to submit stockholders proposals and director nominations; and

3.	Amendment of the Bylaws to permit the Issuer’s stockholders to call special meetings of stockholders.

In addition to the nomination of the Stockholder Nominees and notice of the Stockholder Proposals, the Reporting Persons expressed dissatisfaction in the Nomination Letter with the Issuer’s delays in updating the Board following the departure of former stockholder, Great Hill Partners, and its two directors from the Company and the Board. Further, the Reporting Persons criticized the Issuer’s corporate governance regime for its impediments to stockholder democracy and demanded that the Issuer grant greater access and Board accountability to stockholders.

Page 8 of 11 pages

These nominations and Stockholder Proposals were submitted prior to the Issuer’s February 23, 2014 deadline for such nominations pursuant to the process for stockholder nomination of candidates for directors set forth in the Bylaws and most recent proxy statement on Schedule 14A. The foregoing summary of the Nomination Letter is qualified in its entirety by reference to the full text of the Nomination Letter, a copy of which is filed herewith as Exhibit 2, and is incorporated herein by reference.

The Reporting Persons may continue to discuss ideas that, if effected may result in a change in any of the following: the acquisition by persons of additional Common Stock of the Issuer, an extraordinary corporate transaction involving the Issuer, and/or other changes in the board of directors or management of the Issuer.

Except as disclosed above, none of the Reporting Persons has any other plans or proposals which relate to, or would result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

ITEM 5. Interest in Securities of the Issuer.

In addition to the previously reported interests of the Reporting Persons in the Issuer’s Common Stock:

(a) The Stockholder Nominees, other than Mr. Lewis, beneficially own:

(i)	Mr. McConnell directly owns 95,000 shares of Common Stock representing less than 1% of all of the outstanding shares of Common Stock of the Issuer.

(ii)	Mr. Turek directly owns 111,750 shares of Common Stock representing less than 1% of all of the outstanding shares of Common Stock of the Issuer.

Mr. Davis does not directly own any shares of Common Stock.

The percentages set forth in this response are based on the 23,920,803 shares of Common Stock outstanding as of November 13, 2013, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2013 as filed with the SEC on November 13, 2013.

(b) While each of the Stockholder Nominees is a limited partner in one or more of Funds I, II and IV, each of the Stockholder Nominees, other than Mr. Lewis, disclaims beneficial ownership of, and may not be deemed to share with any other Stockholder Nominee or any of the Reporting Persons, the power to vote or direct the voting of and to dispose or direct the disposition of the shares of Common Stock held by any other Stockholder Nominee or Reporting Person.

None of the Reporting Persons share beneficial ownership of any shares of Common Stock beneficially owned by any of the Stockholder Nominees (other than Mr. Lewis). Despite beneficial ownership of shares of Common Stock and being a limited partner in one or more of Funds I, II and Fund IV, each of the Stockholder Nominees (excluding Mr. Lewis) disclaims any membership in any “group” for Section 13 purposes with any of the Reporting Persons.

(c) The following Stockholder Nominees (other than Mr. Lewis, whose transactions have been previously reported in the Schedule 13D, as amended by Amendment No.1) engaged in the following transactions with respect to the Issuer’s Common Stock during the last 60 days:

Walter Turek

Transaction Date	Number of Shares	Price per Share	Type of Transaction
1/17/2014	10,000	$6.00	Purchase

Other than the foregoing, no transactions in the Common Stock have been effected by the Reporting Persons since the filing of the Schedule 13D.

(d) Not applicable.

(e) Not applicable.

Page 9 of 11 pages

ITEM 7. Material to be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement

Exhibit 2	Nomination Letter

Page 10 of 11 pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this Statement is true, complete and correct.

Dated: February 24, 2014

John H. Lewis
Osmium Partners, LLC Osmium Capital, LP

Osmium Capital II, LP
Osmium Spartan, LP
Osmium Diamond, LP

By:	/s/ John H. Lewis
John H. Lewis, for himself and as Managing Member of Osmium Partners, LLC, for itself and as General Partner of Osmium Capital, LP, Osmium Capital II, LP, Osmium Spartan, LP and Osmium Diamond, LP

Page 11 of 11 pages

EXHIBIT INDEX

Exhibit 1	Joint Filing Agreement

Exhibit 2	Nomination Letter